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Exhibit 20.1

                                                            [HanoverDirect Logo]

FOR IMMEDIATE RELEASE

CONTACT:    Hanover Direct, Inc.                      The MWW Group
            Thomas C. Shull                           Rich Tauberman
            President & Chief Executive Officer       Tel: (201) 507-9500
            Tel: (201) 272-3106

       HANOVER DIRECT SIGNS MULTI-YEAR STRATEGIC ALLIANCE WITH AMAZON.COM

EDGEWATER, NJ, November 7, 2002 - Hanover Direct has signed a multi-year strategic alliance with Amazon.com, a leading online retailer with tens of millions of visitors a month. Amazon.com today launched an Apparel & Accessories Store at www.amazon.com/apparel, where Hanover's Silhouettes(R), International Male(R) and Undergear(R) merchandise will be sold.

The alliance leverages the Hanover Direct portfolio of strong brands and the world-class e-commerce platform of Amazon.com, in a relationship where Hanover Direct merchandises and fulfills its products purchased through Amazon.com.

Customers will have access to Hanover's product offerings, order processing, and customer service. In addition, customers visiting the new store will benefit from Amazon.com's helpful information, easy navigation, and demonstrated strength in cross-selling and up-selling relevant product.

"As more shoppers choose the web as their channel of choice, we think our proprietary product will do very well on Amazon.com," said Tom Shull, CEO of Hanover Direct. "This alliance brings in prospective customers that we may have never reached profitably through our catalog circulation strategy."

The brands can be accessed individually at www.amazon.com/silhouettes, www.amazon.com/internationalmale, and www.amazon.com/undergear. Their respective products can also be found within the Amazon.com browse and search functionality.

ABOUT HANOVER DIRECT, INC.

Hanover Direct, Inc. (AMEX: HNV) and its business units provide quality, branded merchandise through a portfolio of catalogs and e-commerce platforms to consumers, as well as a comprehensive range of Internet, e-commerce, and fulfillment services to businesses. Hanover Brands, Inc. is comprised of the Company's catalog and e-commerce web site portfolio of home fashions, apparel and gift brands, including Domestications, The Company Store, Company Kids, Silhouettes, International Male, Scandia Down, and Gump's By Mail. The Company owns Gump's, a retail store based in San Francisco. Each brand can be accessed on the Internet individually by name. Keystone Internet Services, Inc. (www.keystoneinternet.com), the Company's third party fulfillment operation, also provides the logistical, IT and fulfillment needs of Hanover Brands, Inc. Information on Hanover Direct, including each of its subsidiaries, can be accessed on the Internet at www.hanoverdirect.com.